Mail Stop 4561

	September 18, 2007



C. Michael Kojaian
Chairman of the Board
Grubb & Ellis Company
500 West Monroe Street, Suite 2800
Chicago, IL 60661

Re:	Grubb & Ellis Company
      Amendment No. 1 to Registration Statement on Form S-4
      Filed on August 31, 2007
      File No. 333-144306

Dear Mr. Kojaian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement/Prospectus Cover Page

1. We note your response to comment 7. The cover page should be limited to the most significant information regarding the vote.
Please remove the fourth paragraph relating to insider voting agreements.

Summary, page 1

2. We note your response to comment 10 and the disclosure of the accretive effect to Grubb & Ellis stockholders. Please revise to include the dilutive effect to NNN shareholders.

3. We note your response to comment 11 and the disclosure that the exchange ratio was determined by arms-length negotiations based upon each company`s assessment of their relative values. Please revise to explain the bases for such assessments.

Selected Financial Data, page 13

4. We have considered your response to our prior comment 16.
Please
revise your disclosure to provide a brief discussion of the reasons why the adoption of SFAS 150 resulted in a cumulative effect adjustment.

Comparative per Share Market Price and Dividend Information, page
43
5. We note your response to comment 8. We are still unclear how you have been able to determine that the combined Company will be able to sustain an annual dividend of $0.41 per share. It does not appear that NNN Realty Advisors has a history of paying a dividend at or above that rate and Grubb Ellis has no dividend history. Given that the number of shares outstanding will increase as a result of the merger, explain to us specifically how you have determined that you will be able to pay an annual dividend of $0.41 per share and revise your disclosure accordingly. In your response and disclosure include the quantitative measures you have used to support your annual dividend rate.

Notes to the Unaudited Pro Forma Merger Condensed Combined
Consolidated Balance Sheet as of June 30, 2007

Footnote (c), page 52

6. We have considered your response to our prior comment 24.
Revise
your presentation to provide greater detail of the tangible net assets acquired in the transaction in a tabular format.

Notes to Unaudited Pro Forma Condensed Combined Consolidated
Statement of Operations for the Six Months Ended June 30, 2007

Footnote (b), page 56

7. We have considered your response to our prior comment 26. We are still unclear how you have determined that your current income statement presentation is appropriate as you present multiple captions for what appears to be the same expense items (i.e. compensation costs and amortization of intangible assets). Revise your presentation to comply with Rule 5-03 of Regulation S-X or explain to us why no such revisions are necessary.

Footnote (d), page 56

8. We have considered your response to our prior comment 27.
Revise
your footnote disclosure to indicate that you have determined that your trade name is an indefinite lived intangible asset and your rationale for arriving at that conclusion under SFAS 142.

Notes to Unaudited Pro Forma Condensed Combined Consolidated
Statement of Operations for the Year Ended December 31, 2006

Footnote (g), page 61

9. We are still unclear how you determined that it would be appropriate to eliminate the preferred stock conversion charge of $105.3 million for purposes of calculating pro forma combined earnings per share. It does not appear that this charge would have been avoided had the merger taken place on December 31, 2006, therefore we are unclear how the adjustment recorded is directly attributable to the transaction. Revise your calculation in your next amendment to include the preferred stock conversion charge or explain to us why no revision is necessary.

NNN Realty Advisors` Management`s Discussion and Analysis of
Financial Condition and Results of Operations

Overview and Background, page 66
10. Please disclose the relative contribution to revenues from TIC programs and non-traded REITs.
11. Please disclose relevant trends regarding your managed programs, including the impact on future revenues of programs that are ceasing offerings and programs that are liquidating.

Real Estate Investor Programs, page 145

12. Please revise the program table to disclose the date each program will cease offering securities and the liquidation dates.

Related Party Transactions, page 178
13. Please revise the disclosure to clarify why a non-dedicated, non-employee executive officer, such as Mr. Peters and Ms. Biller, who are employed by the advisor which has a contractual obligation to perform services for the programs, would be paid a retention bonus by the programs. Please disclose whether these payments were made with the approval or consent of the advisor or were negotiated directly between the non-employee officers and the program. Please disclose whether you anticipate similar retention bonuses being paid to your employees directly by the programs you advise.

Note 25. Employee Benefit Plans, page F-49

14. We have considered your response to our prior comment 48 and are still unclear why you have not accrued the $1.75 million relocation payment to one of your officers. Explain to us why it is not probable that the merger will take place and why it is not probable that Mr. Peters will use the relocation payment to move or purchase a second residence.

Note 29. Subsequent Events (Unaudited), page F-59

15. We note that the Company made several acquisitions subsequent to
June 30, 2007. Tell us whether any of these acquisitions met the significance test of Rule 3-14 of Regulation S-X requiring you to include audited statements of revenues and certain expenses in your filing.

Annex C
16. We note your response to comment 50. We reissue the comment in part. Please disclose the basis for JMP`s belief that shareholders cannot rely upon the opinion to support any claims against JMP arising under applicable state law. Describe any applicable state law authority regarding the availability of such a potential defense.
In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to JMP would have no effect on the rights and responsibilities of either JMP or the board of directors under the federal securities law.

Exhibits

Tax Opinion
17. Refer to the last paragraph of the opinion. Counsel`s statement that the opinion is furnished solely to the company is inappropriate as shareholders must be able to rely on the opinion. Please file a revised opinion that omits the limitation on reliance.

*   *   *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852 or the undersigned at (202) 551-3495 with any other questions.


Sincerely,



								Elaine Wolff
								Legal Branch Chief


cc:	Clifford Brandeis, Esq. (via facsimile)
C. Michael Kojaian
Grubb & Ellis Company
September 18, 2007
Page 4